February 7, 2008

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year December 31, 2006 File No. 001-31369

Dear Mr. Spirgel:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to the staff’s comment letter dated January 18, 2008 relating to the Company’s Form 10-K for Fiscal Year December 31, 2006.

1.	We note your responses to our comments in your letter dated December 12, 2007 however; we are unclear regarding the extent and nature of the disclosures that you will be providing in your future filings. Please advise us and provide us a copy of the disclosure that you anticipate making in your 2007 Form 10-K. In addition, please address the following items in your disclosures.

We believe how you valued your loan receivable portfolio initially upon the reclassification to HFS and how you subsequently valued it when determining LOCOM is critical information that should be more clearly and fully explained to readers in a comprehensive manner so that their understanding of your decisions, methods and assumptions is comparable to yours. In addition to providing a general description of the valuation models and methodologies utilized by management, you should identify each of the key inputs that had the greatest impact on the valuations, along with assumptions that you have assumed, and the impact of reasonably likely changes to these assumptions, and what the impact to the valuations would have been if you used those reasonably likely changed assumptions.

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Further, if material, the impact of accreting the LOCOM discount on your results of operations should be clearly disclosed in MD&A. It should also be transparent to readers of your MD&A how decisions made by management with respect to the residential mortgage portfolios, including your valuations, have impacted current results of operations and how they will impact future results of operations.

Response

We anticipate providing the following disclosures in our MD&A within our Form 10-K for the year ended December 31, 2007. Our review of this disclosure will continue through our filing date.

Home Lending Business – Significant 2007 Events and Actions

Background

The Company entered the home lending business in 1992 in order to develop diversification relative to our commercial finance businesses in an asset class with liquidity, predictable revenue streams and growth opportunities. In the first half of 2007, deteriorating credit performance in the residential mortgage markets, coupled with reduced liquidity in the secondary market for this asset class, resulted in a decline in portfolio and origination economics. In light of these negative developments, other negative trends in the housing market and management’s belief that the residential mortgage business would be weak for an extended period, we announced our intent to exit this business in July of 2007. Working with an external advisor, we considered an outright sale of: (i) the business as a going concern, including the origination and servicing platforms; (ii) the entire portfolio of receivables or (iii) various parts of the portfolio.

Second Quarter 2007

Given our intent to exit the business and potentially sell all or part of the portfolio, management determined that the home lending receivables portfolio no longer qualified as assets held for investment under generally accepted accounting principles (GAAP) at June 30, 2007. Accordingly, the portfolio was transferred to assets held for sale and reduced to the lower of cost or market as required by GAAP, resulting in a second quarter pretax charge of $765.3 million. The valuation allowance as of June 30, 2007 reflected a discount of approximately 6.3% to the $11.3 billion of unpaid principal balance (UPB), excluding repossessed assets, based on management’s estimate of fair value.

The valuation allowance for the mortgage portfolio as of June 30, 2007 was based on (i) pricing indicators for multiple pools of our home lending portfolio that we obtained from a major market participant on two separate occasions in mid-June and early July 2007 and (ii) an offer from a private equity investor to purchase a portion of the portfolio comprised of a representative cross section of the entire portfolio. Both the pricing indicators from the major market participant and the bid from the private equity investor were within comparable value ranges. There were few observable portfolio sale transactions in the weeks preceding June 30, 2007. Those transactions that were completed were at levels in excess of par value and were dismissed as not being relevant estimates of fair value as at June 30, 2007 due to the changed market conditions.

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The valuation adjustment at June 30, 2007, was based on an assessment of the estimated fair value of the mortgage portfolio, as opposed to the overall business including origination and servicing platforms.

Third Quarter 2007

We closed the home lending origination platform and ceased accepting new loan applications in August 2007, and recorded a pre-tax charge of $39.6 million for severance ($25.0 million) and other exit costs ($14.6 million). The closing of the origination platform reduced annual operating expenses by approximately $50 million. As explained below, we obtained funding using a significant portion of the home lending assets as collateral in secured financing transactions at the end of the quarter.

Given continued adverse conditions in the U.S. housing market, the residential mortgage market, and the global capital markets, and our expectation that these conditions could persist for an extended period, management determined after extensive analysis of market conditions, portfolio conditions and trends that an orderly run-off of a substantial portion of the Company’s home lending receivables portfolio, rather than a sale under market conditions expected for the foreseeable future, would produce a better economic outcome for the Company’s shareholders. Accordingly, $9.7 billion in remaining unpaid principal balance (UPB) of the $11.1 billion UPB of home lending receivables (excluding repossessed assets) were transferred at the lower of cost or market from assets held for sale to assets held for investment as of September 30, 2007. A third quarter valuation charge of $465.5 million pretax was recorded to reduce the portfolio to lower of cost or market value, on a loan by loan basis, prior to transfer to held for investment. The accumulated valuation allowance as of September 30, 2007 reflected a discount of approximately 9.7% to the $11.1 billion of UPB, excluding repossessed assets. The portion of the accumulated valuation allowance related to loans transferred from held for sale to held for investment at September 30 is accounted for as a discount for periods after September 30, 2007.

In determining estimated fair value at September 30, 2007, management stratified the home lending portfolio into nine pools of loans with common characteristics that we believed to be consistent with how a market participant would evaluate the value of the portfolio.

■	For three of the six pools comprising $7.5 billion of the $9.7 billion transferred to held for investment at September 30, 2007, estimated fair values were based upon observable sales of portfolios of similar assets by two financial institutions in September 2007. The Company’s three pools were primarily comprised of first lien conforming and non-conforming fixed and floating rate mortgage loans. These two market transactions were the only relevant transactions that we were able to identify. Based on our experience in the market, we identified 12 relevant loan characteristics that we believed were typically used by market participants to compare and adjust prices between comparable mortgage portfolios. These characteristics included, but were not limited to weighted average coupon, loan-to-value ratio, FICO score, lien position (second vs. first), percentage of portfolio comprised of adjustable rate mortgages and proportion of full documentation loans. We used pricing sheets to calculate adjustments to observable sale prices of the two portfolios of similar assets sold by other financial institutions (purchase price adjustments) based on similarities and differences between the 12 component

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characteristics of the CIT portfolios and each of the portfolios sold by the two financial institutions. We had previously used similar pricing sheets in our own actual market transactions. These pools are labeled pools 1, 2, and 5 in the tabular summary of held for investment balances at December 31, 2007 that follows.

■	Despite extensive research, including consulting with several major market participants, we were unable to obtain observable relevant market transactions during the third quarter of 2007 for three of the six pools of assets transferred to held for investment, comprising $2.2 billion at September 30, 2007. These pools include home equity lines of credit (HELOC), re-performing first lien mortgage loans and second lien loans. Based on our judgment regarding market practices, we developed estimates of fair value utilizing discounted cash flow analyses for each of the pools by applying assumptions that we believe market participants would have utilized. We assumed a weighted average lifetime loss assumption of approximately16% (with an underlying range among the pools of 11% to 30%) and a weighted average discount rate of approximately13.5% (with an underlying range among the pools of 12.75% to 15%). These pools are labeled pools 3, 4 and 6 in the tabular summary of held for investment balances at December 31, 2007 that follows.

■	For the three pools (two pools of manufactured housing loans and the pool of non-performing and delinquent loans sold in the fourth quarter) comprising the portfolio classified as held for sale at September 30, 2007 (UPB of approximately $1.4 billion), we based the valuation upon multiple third party bids that resulted from our marketing efforts with respect to these portfolios. These bid terms and conditions did not include provisions for credit recourse or seller financing.

See Critical Accounting Estimates for additional discussion of the fair value determination and the related sensitivities for changes in assumptions underlying discounted cash flow modeling.

Consistent with management’s determination to hold certain assets for the foreseeable future, in the third quarter, we segregated $7.2 billion UPB of the $9.7 billion portfolio in a bankruptcy-remote vehicle and sold $5.2 billion of securities as on-balance sheet, non-recourse secured financings. These financing transactions, which management viewed as an attractive alternative to sales in the then current market, encumbered the assets for their remaining lives, as the terms of the securitizations do not permit the Company to withdraw assets from the securitization vehicles or to substitute comparable assets. This $7.2 billion of loans collateralizing the securitizations were predominantly first liens, less seasoned than other loans in our portfolio and at the high end of our average portfolio FICO score range. The majority of the remaining $2.5 billion portfolio transferred to held for investment at September 30, 2007 was comprised of re-performing first liens, which had either been delinquent or modified at some point in the account history, and home equity lines of credit. Management has both the ability and intent to hold over their remaining lives the entire $9.7 billion of home lending assets transferred to held for investment and to liquidate them in accordance with their contractual terms. The Company has ceased its sales analysis and activities with respect to these assets.

The securities in the on-balance sheet financing (securitization) transactions described above were structured into separate credit tranches and rated AAA through BBB-. The $5.2 billion private placement of securities sold to investors was comprised entirely of the AAA components

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of the structure. While we are not currently offering the remaining securities for sale, we may sell the lower-rated securities (AA+ to BBB-) if conditions were to become economically attractive. There are no conditions that need to be satisfied in order for us to execute such sales.

Fourth Quarter 2007

In October, management sold approximately $870 million UPB of non-performing and delinquent loans (classified in assets held for sale at September 30, 2007) at a price approximately $20 million below the September 30, 2007 carrying value, and recognized a fourth quarter loss on sale.

The bids for the remaining assets held for sale that we utilized in the third quarter valuation did not materialize due to the prospective buyers’ inability to obtain financing. Therefore, we are continuing to market the $488 million UPB of manufactured housing assets remaining in assets held for sale at December 31, 2007. The estimated fair value for these two pools was determined using discounted cash flow analyses, as we did not consider the third quarter bids to be relevant estimated fair value data points at December 31, 2007. Cash flows, determined based on projections of lifetime losses, were discounted at rates that we believed reflected the potential volatility in the projected cash flows that would have been considered by market participants. As a result, an additional valuation allowance of $18 million, or 3.7% of UPB, was recorded in the fourth quarter to reduce carrying value to estimated fair value as of December 31, 2007, bringing the cumulative valuation allowance charge to $1,248.9 million for the year ended December 31, 2007.

In addition to the valuation allowance charges described above, we recorded a $250.0 million provision for credit losses during the quarter ended December 31, 2007 related to the mortgage loans held for investment. The fourth quarter provision related primarily to the loans securitized in the third quarter. These loans were comprised predominantly of first liens, were less seasoned and at the higher end of the average FICO score range, and as a result, had the lowest percentage of discount to UPB of the six pools. Adverse credit trends in this portfolio during the quarter reflecting portfolio seasoning, coupled with severity of loss assumptions arising principally from further deterioration in the home lending market during the quarter, were the primary drivers of the provision charge.

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The following table summarizes the balances for and activity in various components of home lending loans held for sale, held for investment, and repossessed assets from June 30, 2007 (date of classification as held for sale) through December 31, 2007.

($ in millions)	Held for Investment		Held for Sale		Repossessed Assets
	UPB	Discount	UPB	Val allow	UPB	Val allow
Balance at June 30, 2007			11,289.3	(707.7)	239.6	(114.7)
Transfer to repossessed assets			(103.2)	23.5	103.2	(23.5)
Charge-offs			(55.5)	55.5
Asset sale / other			(40.7)	22.7
Third quarter valuation charge				(465.5)
Liquidations - net			(45.8)
Transfer to held for investment	9,687.5	(601.0)	(9,687.5)	601.0

Balance at September 30, 2007	9,687.5	(601.0)	1,356.6	(470.5)	342.8	(138.2)

Transfer to repossessed assets	(40.0)	23.0	(2.0)	1.0	42.0	(24.0)
Charge-offs	(115.0)	109.0
Asset sale			(867.0)	342.0
Fourth quarter valuation charge				(18.0)
Accretion		6.0
Liquidations / other	(362.0)	10.0			(40.0)	24.0

Balance at December 31, 2007	9,170.5	(453.0)	487.6	(145.5)	344.8	(138.2)

The following table summarizes the held for investment portfolio by pool of loans at December 31, 2007.

Pool	($ in millions)	UPB	Fair Value Methodology - September Valuation
1	Securitization pool - conforming loans	6,061	Observable market transactions
2	Securitization pool - non-conforming	915	Observable market transactions
3	Re-performing first liens (1)	1,226	Discounted cash flow model
4	HELOCS (2)	478	Discounted cash flow model
5	Other securitization eligible loans	210	Observable market transactions
6	Second liens, other	281	Discounted cash flow model

	Total held for investment portfolio	9,171

(1)	Re-performing first liens were either delinquent or modified at some point in the account history

(2)	Home equity lines of credit

Revenue Recognition / Prospective Results

The accounting for loans transferred to held for investment from assets held for sale has a number of key revenue recognition aspects that will impact prospective reported results for the home lending portfolio. Key elements of this accounting follow.

■	As described above, the loans transferred to held for investment from held for sale were valued at the lower of cost or market (LOCOM) at the September 30, 2007 transfer date.

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■	While in held for investment, the loans will not be subject to LOCOM accounting.

■	Under held for investment accounting, the difference between the carrying value at LOCOM and UPB is reflected as loan discount, a reduction of the carrying value of the corresponding loans.

■	The valuation allowance for each pool at the transfer date was allocated on a loan-by-loan basis to loans within each pool, based upon an assessment of underlying loan characteristics, including, but not limited to, interest rate reset characteristics (fixed versus variable rate), lien position, and estimated inherent loss.

■	Subsequent to transfer, the discount on performing loans is being accreted into earnings as an increase to finance revenue over the contractual life of the assets using the interest (level yield) method.

■	Consistent with our historic accounting policies, discount accretion and income accrual is suspended on non-performing accounts when they become 90 days or more delinquent.

■	Any unamortized discount is recognized in the period of prepayment.

■	An allowance for credit losses is evaluated on a loan pool basis and is recognized to the extent estimated inherent losses exceed corresponding remaining unamortized discount at any balance sheet date, in accordance with FAS 5 and SAB 102.

■	Charge-offs are recognized to the extent net individual loan carrying value, including any remaining unaccreted discount, exceeds the corresponding expected future cash flows for that loan, and are recorded no later than 180 days past due.

As a result of the accounting requirements described above, finance revenue is expected to reflect a slightly increased yield due to discount accretion, while the allowance for credit losses will reflect ongoing estimates of inherent losses in the portfolio, based on then existing portfolio characteristics, loan performance and other relevant credit factors. The allowance for credit losses will also be impacted by losses that exceed the unamortized discount on such loans. Future earnings trends will continue to reflect changes in the credit dynamics of the portfolio, including trends in default rates, price trends in the residential home market, our success in restructuring certain loans and the effectiveness of our collection operations. We currently expect that home lending credit losses will peak during 2008, and that quarterly credit loss provisions will be required in 2008, though at reduced levels from the fourth quarter 2007 amount.

The home lending assets were previously funded with unsecured long-term debt. As a result of the recent on-balance sheet secured financing transactions, which provided the $5.2 billion in funds, we were able to source additional liquidity using the home lending assets as collateral. In addition, principal collections relating to loans not securitized in the above-mentioned secured financing transactions will provide a source of future liquidity.

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The following table presents selected portfolio information as of December 31, 2007.

Managed Home Lending Portfolio Statistics ($ in millions)

December 31, 2007
Held for Investment Portfolio
Owned assets (UPB, including assets collateralizing	$ 9,171
2007 third quarter secured financings)
Managed assets (UPB including $523 million in	$ 9,694
securitized home mortgage assets)
Portfolio Statistics (based on managed asset data)

Product Distribution
First liens	88%
Fixed-rate mortgage	42%
ARM
2/28 & 3/27 (Two and three year fixed rate)	53%
HELOC/other	5%
Interest only	10%
Negative amortization	0%
Weighted average seasoning (months)	24
Vintage
2003 and prior	10%
2004	5%
2005	20%
2006	32%
2007	33%
Underwriter Demographics (data as of origination
date weighted by end of period managed assets)
Average length of residence (years)	6
Average length of employment (years)	8
% debt to income	41
% full documentation (1)	60
Average loan size ($ in thousands)	$ 129.7
Average FICO score (638)
700 & up	13%
660-699	18%
600-659	42%
540-599	22%
Less than 540	5%
Average loan-to-value (82%)
90.01% to 100%	18%
80.01% to 90%	28%
70.01% to 80%	42%
Less than 70%	12%

Geographic Information - Top States	UPB	% Past Due 60 days or more
California	$1,797	15.31%
Florida	839	16.51%
New York	717	8.87%
Texas	683	5.68%
Illinois	523	12.70%

(1)	Excludes loans that were granted based on income and other credit parameters that were subject to low documentation or no documentation.

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The above table includes portfolio statistics for the home mortgage held for investment portfolio and home mortgage assets previously securitized, but excludes approximately $488 million (UPB) of manufactured housing assets held for sale and $187 million (managed UPB) of sales financing assets included in the Home Lending segment.

We anticipate adding the following to our Critical Accounting Estimates section of MD&A.

Valuation allowance on home lending assets – We value home lending assets classified as held for sale at the lower of cost or estimated fair value (LOCOM), with current period earnings charged to the extent carrying value exceeds estimated fair value. In the second quarter of 2007, as described in Home Lending Business – Significant 2007 Events and Actions, we transferred our entire portfolio of home lending assets from assets held for investment to assets held for sale. In the third quarter of 2007, we transferred approximately $9.7 billion of home lending receivables from assets held for sale to assets held for investment. These assets were transferred at LOCOM at the September 30, 2007 transfer date. Under held for investment accounting these loans will not be subject to LOCOM accounting prospectively. The estimated fair value for approximately 78% of the $9.7 billion transferred to assets held for investment was based upon market prices for similar assets sold, with the remaining 22% based upon estimated fair value developed from discounted cash flow models. At December 31, 2007, approximately $490 million of home lending manufactured housing loans remain classified in held for sale, subject to prospective LOCOM accounting.

Management believes that the judgments and estimates utilized in the estimation of fair value are reasonable. We do not believe that different assumptions are more likely than those utilized in our fair value estimates, although actual events may differ from such assumptions. The performance and value of our mortgage portfolio are materially impacted by conditions in the U.S housing markets, the U.S. economy and the credit markets, which conditions may change unexpectedly, suddenly and significantly. Consequently, our estimates of future delinquency, home price trends and frequency and severity of loss could prove inaccurate, and we may be exposed to losses or provision charges to earnings that could be material.

We estimate fair value based on observable market transactions for similar assets or other relevant observable market data when available. To the extent such relevant market data is unavailable to us, we estimate fair value based upon discounted cash flow analysis (“DCF”).

Valuations based on observable market transactions must be adjusted to develop a valid estimate of fair value for our portfolio, usually through the use of pricing sheets based on similarities and differences between key characteristics of the respective loan pools. The use of pricing sheets to adjust the prices of observable market transactions to reflect the characteristics of our loan pools requires management to make assumptions regarding the validity of using, the value of, and the weight attributed to each component of the pricing sheets. The prices for our portfolios, derived by adjusting for the differences in our portfolio characteristics and each of the two market transactions in the 2007 third quarter, fell within a narrow range (less than 40 basis points) of each other.

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Valuations based on DCF modeling are most influenced by the impact of estimated lifetime loan losses on the underlying cash flows and the discount rates applied to the net cash flows. Our valuation allowance contains uncertainties because DCF modeling requires management to make assumptions regarding future delinquency and home price trends as well as the frequency and severity of loss.

With respect to the approximate $7.5 billion of loans transferred to held for investment at September 30, 2007, for which we utilized observable sales of similar assets to determine estimated fair value, the portfolio characteristics that most influenced the purchase price adjustments were the similarities and differences in weighted average coupon and loan to value ratio among the two observable market transactions as compared to our portfolios. In our fair value estimates, every percentage point difference in the weighted average coupon and loan to value ratio of each portfolio equated to 325 basis points and 10 basis points in purchase price adjustments.

With respect to the approximate $2.2 billion of loans transferred to held for investment at September 30, 2007, for which we utilized cash flow analysis to determine estimated fair value, the weighted average lifetime loss assumption was approximately 16% (with an underlying range among the pools of 11% to 30%) and the weighted average discount rate utilized in the calculation was approximately 13.5% (with an underlying range among the pools of 12.75% to 15%). A 10% deterioration in the lifetime loss assumption would have increased the valuation allowance related to these loans at September 30, 2007 by approximately $30 million (1.5% of UPB) or $0.10 earnings per share. A 100 basis point increase in the discount rate applied to the related cash flows would have increased the valuation allowance related to these loans at September 30, 2007 by approximately $45 million (2.0% of UPB) or $0.14 earnings per share. In each of these sensitivity calculations the other variable is held constant. In reality, changes in one variable could result in changes in the other variable, which might magnify or counteract the sensitivities. With respect to assets remaining in assets held for sale at December 31, 2007, a 10% deterioration in loss and discount rate assumptions would increase the corresponding valuation allowance by approximately $15 million (3.0% of UPB) or $0.05 earnings per share.

In addition, we plan to expand our accounting policy footnote disclosure to our consolidated financial statements with the key aspects of the home lending accounting as summarized above in the Home Lending Business – Significant 2007 Events and Actions section of MD&A.

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The Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5752.

Sincerely,

Joseph M. Leone
Vice Chairman and Chief Financial Officer

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